EXHIBIT 21

LIST OF SUBSIDIARIES

BSST LLC, a Delaware limited liability company, is owned 85% by the Company and 15% by Dr. Lon E. Bell

Amerigon Asia Pacific Inc. is owned 100% by the Company

ZT Plus, a Delaware General Partnership, is owned 50% by the Company and 50% by 5N Plus Incorporated, a Canadian corporation.